UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EMVELCO CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

298801101

(CUSIP Number)

Gyula Gansperger

H-1138 Budapest

Váci út 141, Hungary

+36-1-451-4829

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 298801101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fleminghouse Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 298801101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wallis Befektetesi, Gazdasagi Tanacsade es Vagyonkezelo Zartkoruen Mukodo Reszvenytarsasag

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 298801101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tibor Veres

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hungarian

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 amends and supplements Items 1, 5, 6 and 7 of the Statement on Schedule 13D filed by Fleminghouse Investments Limited, a limited liability company, incorporated in Cyprus (“Fleminghouse”), Wallis Befektetesi, Gazdasagi Tanacsado es Vagyonkezelo Zartkoruen Mukodo Reszvenytarsasag, a Hungarian company limited by shares (“Wallis”), and Tibor Veres, a Hungarian citizen (collectively, the “Reporting Persons”), with respect to the shares of Common Stock, par value $.001 per share (the “Common Stock”), of EMVELCO Corp., formerly known as EuroWeb International Corp., a Delaware corporation (“EMVELCO”).  This is the final amendment to this Schedule 13D and an exit filing for the Reporting Persons.

Item 1.	Security and Issuer
This statement on Schedule 13D relates to the Common Stock of EMVELCO. EMVELCO’s principal executive offices are located at 468 North Camden Drive Suite 256(I) Beverly Hills, CA 90210.

Item 5.	Interest in Securities of the Issuer

On February 16, 2007, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of EMVELCO.

The information set forth in Item 6 is incorporated in this Item 5 by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Sale and Purchase Agreement between EMVELCO, Fleminghouse and Marivaux Investments Limited, dated February 16, 2007 (the “Sale and Purchase Agreement”), Fleminghouse sold 522,054 shares of Common Stock of EMVELCO to EMVELCO as partial consideration for 4.410 ordinary shares, each having a nominal value of HUF 10.000 (ten thousand Hungarian forints), representing 49% of the issued registered capital of Navigator Informatika Üzleti Szolgáltató és Kereskedelmi Zártkörűen Működő Részvénytársaság, which is owned by EMVELCO.

References to, and descriptions of, the Sale and Purchase Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copy of such agreement attached to this Schedule 13D/A as Exhibit 1.

Item 7.	Material to Be Filed as Exhibits
The following are attached as exhibits: Exhibit Description: 1. Sale and Purchase Agreement, dated as of February 16, 2007 2. Joint Filing Statement* *Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2007

FLEMINGHOUSE INVESTMENTS LIMITED

a Cypriot limited liability company

/s/ Domonkos Kovacs
By:	Domonkos Kovacs
Its:	Director

/s/ Gyula Gansperger
By:	Gyula Gansperger
Its:	Director

WALLIS BEFEKTETESI, GAZDASAGI TANACSADO ES VAGYONKEZELO
ZARTKORUEN MUKODO RESZVENYTARSASAG,

a Hungarian company limited by shares

/s/ Gyula Gansperger
By:	Gyula Gansperger
Its:	Director

/s/ Tibor Veres
By:	Tibor Veres
Its:	Chairman of the Board of Directors